Nawar Alsaadi
2203 – 788 Richards Street
Vancouver, BC V6B 0C7
Tel: (604) 564-2406
www.saveequalenergy.com

To:	Equal Energy Ltd.

Attn:	Mr. Dan Botterill, Chairman
Board of Directors

December 13, 2012

“Many are stubborn in pursuit of the path they have chosen, few in pursuit of the goal.”
Friedrich Wilhelm Nietzsche

Dear Sirs,

In the last 10 months, Equal Energy Ltd. (“Equal”) shareholders have worked hard to strengthen their company, unlock its intrinsic value and harness its resources to the benefit of its owners. Sadly, Equal shareholders have failed in their attempts to do so. This failure, however, is not due to shareholders’ plans or motivations to safeguard their company; this failure is due to the extreme incompetence demonstrated by Equal’s board of directors and its chosen management team over the last 5 years.

Members of this board of directors, notably Mr. Peter Carpenter (Chairman from 2007 to April 2012), have presided over a 93%* destruction in shareholder value since joining Equal’s board of directors on May 18, 2006; likewise for Mr. Roger Giovanetto. As Equal shareholders, we fail to see why those individuals continue to serve on the board of directors after such a dismal and shameful performance. The remaining board members (Mr. Michael Doyle, Mr. Victor Dusik, Mr. Dan Botterill, Mr. Robert Wilkinson and Mr. Don Klapko) have not fared much better with Equal’s share price declining by between 8%* and 76%* since each joined the board of directors. No director on this board has ever created or enhanced shareholder value throughout their tenure.

Most importantly, this ineffective and misaligned board of directors has permitted a Chief Executive Officer (Mr. Don Klapko) to follow a disastrous business strategy that lead to a decline in the value of Equal’s shares in excess of 76%* since joining the company on June 27, 2008, while collecting total compensation in excess of $10.3M* during this period (excluding 2012). This board has failed in its basic and primary fiduciary responsibility, which is preserving and enhancing shareholder value by holding the executive team accountable for its underperformance.

It is worth noting that since Equal opted to convert into a growth oriented E&P company on June 1, 2010 under the leadership of Mr. Don Klapko, its has lost over 55% of its value vs. a 9.6% decline in the S&P/TSX Capped Energy index through December 1, 2012. This significant relative underperformance speaks clearly to the inability of the board of directors and the current management team to create or enhance shareholder value under a growth-focused structure.  Equal’s peers have also had to contend with the same volatility in energy prices that management has often blamed for its inability to deliver.

Haunted by years of underachievement, the collapsing stock price and rising shareholder discontent, Equal opted to declare a strategic review on May 3, 2012. The primary objective of the strategic review was, in the company’s words:

The board and management are responding to a perceived significant gap between the value of the Company's underlying assets, and the value being recognized in the Company's stock price.  The objective of the strategic review is to explore ways to potentially close this gap and improve the valuation of the Company.

Yet on November 27, 2012, the board of directors concluded the strategic review without closing that valuation gap. As a matter of fact, that gap has widened due to an approximate 82.1% reduction in liabilities against a 20% reduction in the company’s reserves. Equal has raised approximately $129.5M as a result of the divestures undertaken during the strategic review, yet the board of directors has failed to return any of those proceeds to the company’s shareholders in the form of an accretive buyback or a one-time dividend.

The markets, unimpressed with the company’s failure to return cash to its shareholders and its decision to pursue an incomprehensible strategy of “accretive” acquisitions under the same failed leadership, have punished the share price, resulting in a decline of over 12% since the conclusion of the strategic review. This has brought the shares back to the price at which they traded prior to the initiation of the review, albeit with a much stronger balance sheet.

Equal’s shareholders deserve better. Over the last many months, we have been approached by a large and growing number of shareholders who have expressed their extreme frustration with the path the company is pursuing and continues to pursue. We are here to put an end to this flagrant abuse of shareholders’ rights and the squandering of shareholders’ wealth.

Through this letter, we hope to send a clear signal to Equal’s board of directors and management team that chronic underperformance, misalignment and destruction of shareholder wealth will not be tolerated anymore.

In our opinion, saving Equal requires the urgent implementation of the following shareholder-sponsored 5 Point Plan:

●	The immediate halt of the company's pursuit of so-called accretive acquisitions and excessive capital spending, and a focus instead on returning cash to shareholders.

This company’s board of directors and management have not demonstrated competency in their quest for acquisitions and growth. We believe that investing $36M in annual drilling in such a low-priced commodity environment is senseless, and especially so in light of management’s commodity price outlook. We believe a $28.8M capital budget to drill 8 wells would suffice to hold production flat while increasing reserves. Only when commodity prices rebound to healthier levels should a more aggressive drilling plan be contemplated. The focus of Equal at this stage must be on returning cash to shareholders and not on the quest for growth and grandiose empire building.

●	The initiation of a substantial Dutch auction tender offer at a price range of $3.50 to $4.50.

With the company stock price trading at under 50% of its net asset value, the best investment the company can make is an investment in itself. Such a tender would significantly enhance the net asset value per share for current shareholders, while providing a liquidity event for selling shareholders. We estimate that the company can comfortably proceed with a tender offer in the range of $20M to $40M without putting undue stress on its balance sheet.

●	A material increase in the amount of the announced annual dividend.

The tender offer described above has the potential to reduce the total number of issued and outstanding shares by 15% to 30%. This could immediately translate into the potential for a materially higher dividend due to the reduced share count. In addition, the proposed reduction in Capex to maintain production flat (while growing reserves) will further facilitate the payment of a higher dividend. We believe the application of these steps will allow Equal to immediately increase its declared annual dividend from $0.20 to approximately $0.48 per share.

●	The introduction of shareholder representatives on the board of directors.

Equal is owned by its shareholders and it is natural for shareholders to have the opportunity to be on the board of directors to defend the owners’ interests. The current board of directors is composed of individuals with a token ownership in the company. To put it more bluntly: Equal’s board members “have no skin in the game”. It is this lack of ownership and alignment that has been at the core of the company’s dismal performance over the last many years, and it will continue to be if shareholders are prevented from joining the board of directors.

●	The resumption of the strategic review process to further explore alternatives to enhance shareholder value, which includes the possibility of restructuring into a Canadian FAIT.

We believe Equal stands to benefit by further reviewing its strategic options. Several options continue to be available to the company, such as the conversion into a tax efficient income entity, or the combination with another such entity to further lower costs, increase efficiency and unlock immediate value for Equal shareholders while still giving them the chance to profit from an eventual rebound in natural gas and NGL prices.

We demand that Equal’s board of directors and management team take immediate steps to implement the above plan. Its failure to do so will result in further action on our part to preserve and enhance value for the company’s shareholders.

Sincerely,

Mr. Nawar Alsaadi
Dr. Adam Goldstein
Shareholder Group

*Board and CEO compensation history (extracted from public filings available at www.sedar.com):

Name	Date of Election / Appointment	Share Performance Since Date of Election / Appointment (1)	Number of Shares Held	Total Compensation Since Date of Election / Appointment ($)	2006 Compen- sation ($)	2007 Compen- sation ($)	2008 Compen- sation ($)	2009 Compen- sation ($)	2010 Compen- sation ($)	2011 Compen- sation ($)
Peter Carpenter	5/18/2006	-93.30%	3,209	620,850	86,000	165,334	145,496	80,750	64,750	78,520
Roger Giovanetto	5/18/2006	-93.30%	11,270	488,246	82,000	110,000	107,246	70,250	52,500	66,250
Michael Doyle	12/31/2007	-8.20%	29,388	309,791	-	-	123,291	69,500	52,500	64,500
Victor Dusik	2/15/2008	-31.00%	2,821	334,938	-	-	116,438	77,500	64,000	77,000
Don Klapko	6/27/2008	-76.30%	242,856	10,345,434	-	-	6,585,222 (2)	854,000	554,000	2,352,212
Dan Botterill	5/12/2011	-55.50%	6,500	19,654	-	-	-	-	-	19,654
Robert Wilkinson	5/12/2011	-55.50%	80,200	21,654	-	-	-	-	-	21,654
Totals			376,244	12,140,567	168,000	275,334	7,077,693	1,152,000	787,750	2,679,790

Notes:
(1) Through December 1, 2012. (2) Does not include $840,000 earned as consulting fees in addition to the $6,585,222 earned in Mr. Klapko’s capacity as Equal’s Chief Executive Officer.

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